EXHIBIT 99.1

Notice of Results of Special General Meeting of Shareholders

Evogene Ltd., or the Company, announced today that the proposal submitted to Shareholder approval at its Special General Meeting of Shareholders, held on March 15, 2016 in Rehovot, Israel, or the Meeting, was duly approved. At the Meeting, shareholders of the Company approved the following by the requisite majority under the Company's articles of association and the Israeli Companies Law, 5799-1999:

Adoption of a U.S. Addendum to Evogene Ltd. 2013 Share Option Plan, or the 2013 Plan, under which incentive stock options may be granted to our U.S. subsidiary employees and to any other employees of any U.S affiliate of the Company that may be incorporated in the future in accordance with the U.S. Internal Revenue Code of 1986, as amended.

March 16, 2016